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                            September 7, 2023

       Benjamin Miller
       Chief Executive Officer
       Rise Companies Corp
       11 Dupont Circle NW, 9th Floor
       Washington, DC 20036

                                                        Re: Rise Companies Corp
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 2
                                                            Filed August 25,
2023
                                                            File No. 024-12141

       Dear Benjamin Miller:

              We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Post-qualification Amendment to Form 1-A filed August 25, 2023

       Offering Circular Summary
       Recent Developments
       Impact of Current Macroeconomic Conditions on our Business, page 7

   1. We note your revisions in response to comment 2. Please provide your analysis as to how the materials linked to
in this section, which we note include quarterly investor letters discussing potential
acquisitions by your wholly-owned subsidiaries, are useful for investors in
understanding the impact of macroeconomic conditions on your business.
 Benjamin Miller
FirstName LastNameBenjamin Miller
Rise Companies  Corp
Comapany 7,
September NameRise
             2023 Companies Corp
September
Page 2    7, 2023 Page 2
FirstName LastName
Risks Related to Compliance and Regulation
We and our Investment Products are subject to extensive regulation, and failure to comply..., page 26

2. We note the Order Instituting Administrative and Cease-and-Desist Proceedings pursuant to Sections 203(e) and 203(k) of the Investment Advisers Act of 1940 issued by the U.S.
         Securities and Exchange Commission on August 22, 2023. Revise to disclose the order and provide information concerning the nature of the issues involved in the order.
Use of Proceeds, page 34

3. We note your response to comment 4 and reissue the comment in part. Please provide a more complete description of the prior offerings you have undertaken over the past year, providing specifics regarding the use of proceeds in your operations. We will consider qualifying your offering statement at your request. If a participant in
your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Paul Cline at 202-551-3851 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:      Mark Schonberger